Exhibit 99 (a)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Period from October 1, 2007 through September 30, 2008
Operating revenues	$11,296
Fuel, purchased power and delivery fees	(4,606)
Net gain (loss) from commodity hedging and trading activities	(1,687)
Operating costs	(1,468)
Depreciation and amortization	(1,654)
Selling, general and administrative expenses	(945)
Franchise and revenue-based taxes	(365)
Other income	61
Other deductions	(584)
Interest income	49
Interest expense and related charges	(3,371)

Income (loss) from continuing operations before income taxes	(3,274)

Income tax (expense) benefit	1,038

Income (loss) from continuing operations	(2,236)

Income from discontinued operations, net of tax effect	1

Net income (loss)	$(2,235)